Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following is a transcript of a conference that Don Shassian and David Whitehouse participated in on December 2, 2009.

C O R P O R A T E   P A R T I C I P A N T S

Don Shassian
Frontier Communications - EVP & CFO

David Whitehouse
Frontier Communications - SVP & Treasurer

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Ana Goshko
Bank of America-Merrill Lynch - Analyst

P R E S E N T A T I O N

Ana Goshko - Bank of America-Merrill Lynch - Analyst

Welcome, and especially those who are joining the webcast, to the Bank of America-Merrill Lynch Credit Conference. I am Anna Goshko and I am with Bank of America-Merrill Lynch high yield research. I am very pleased this morning to have Frontier Communications with us.

We have Don Shassian, who is the Company's CFO and EVP, and David Whitehouse, who is the Company's Treasurer and SVP.  Also here in the front row we have Greg Lundberg, who is the Director of Investor Relations.

So without further ado we will hear some prepared comments from Don and then I think have ample time for Q&A.

Don Shassian - Frontier Communications - EVP & CFO

Thanks, Ana. Good morning, everybody, and thanks for joining us. What I am going to do is I am going to go through a presentation. For those of you who have seen this, it has been on the web. I am going to try to go through it smartly. I am also going to intersperse some other comments about the current economy and talk a little about the Verizon transaction.

We really want to go through the slides and make sure that the audience is up to speed on a lot of things that are going on. I do encourage you -- Safe Harbor statement. There is a lot of documents out on Frontier and the transaction, 10-Ks, 10-Qs, proxy statements. I encourage you to please look at the information.

There is also some non-GAAP measures in the presentation that we will talk about. We have got reconciliations in and around about those.

The first part of this, I am trying to go through is just talk about business as usual first and then I will transfer into talking about the Verizon transaction. I am going to try to leave a lot of time for questions as well. So I am going to move smartly, not cover everything on the pages here; just hit a couple comments and move forward.

For those of you who don't know, we are essentially a local exchange company. We are in 24 states, about 285 counties; we manage it in 70 clusters. We are essentially about 13 households per square mile.

And when you think about Rochester, New York, being extremely dense at over 200 homes per square mile on the opposite extreme is the Mohave Desert, so it averages out about 13 homes per square mile. The red shows you where we are around the country.

There is a statement at the bottom right of the slide, cable companies of the households in our territory offer voice to about 70% of our homes. So the level of competition is pretty robust. It grew quite smartly in '07 and '08 and slowed down in '09. We don't see that increasing that much in the next number of quarters at all.

A couple things that are important about us are these four items up on the slide which I am going to cover on our customer experience, our network. We are all about execution and we have to talk about the balance sheet that has been something we have been focusing on and the transaction itself does some things to our balance sheet I want to cover.

This slide has a lot on it and it's very important because it really is we are about. We focus a lot on the customer; try to do things different for the customer. We try to organize ourselves with local managers in every market and those managers provide input, extensive and very extensive on pricing philosophy, promotions, incentives, distribution channels so that we make our decisions about products and services differently by market.

We are not a mass market play. Our pricing is different by market, our promotions can be different by market, and our distribution channels can be different by market. And that is dictated a what the local manager and others think is appropriate for that community.

It could be door-to-door in one community and 100 miles away it could all be outbound telemarketing or direct mail. It might be local newspapers. It might just be community events. It's very different by market.

We focus on the customer -- getting to our appointment windows and a lot of other hand-holding aspects to leverage local presence differentiating ourselves from our competition. Offer an array of single, double, and triple plays so voice, data, and video in different types of bundles. Also offer a number of activities and issues around the broadband experience -- offsite data storage, remote [routing], 24-hour PC assistance.

On the right-hand side we have been very aggressive on the marketing side of our business, innovative programs for marketing, aspirational gifts. You may have heard we have given away Dell PCs, Dell netbooks, a number of different promotions. Sometimes for a quarter, pull it back, do a lot of other different things to stimulate the market and to get gross adds and get market share.

The network -- a standard local exchange network. You have got central office, you have outside plant. The numbers up here are based on loop lengths; about 41% of the homes could get 20 Meg. We haven't equipped the network for it, but the network is built that way. And you will see in the next slide that where we are is on broadband speeds 91% of the households in our territory can get at least 1.5 meg, 67% can get 3 meg, and we are essentially moving up that channel and increasing that experience.

The net ads on high speeds continue to grow, market share continues to grow. High speed is a critical product in this industry and one we need to continue to enhance and broaden our reach and our speeds.

The business is a very stable business from a free cash flow standpoint. Revenues essentially pretty stable. Revenues on the residential side slightly decline. Business has been growing. This past couple quarters has been flat as we have been downsizing employees; some businesses are decreasing their voice equivalence with ourselves.

We are putting a very big emphasis at the end of this year and into next year very well poised on the business side of this, putting a lot more resources and focus on the business side. Our company has never really sold CPE equipment. We do it essentially in about one state and we do it very, very well. And we are increasing our sales force capabilities to be able to sell CPE to businesses, both enterprise, medium, small and soho because it really is a way to get into the door and really continue to improve the penetration and market share.

Comparing us to the rest of the industry, EBITDA margins per employee or EBITDA margins themselves are best in class. (inaudible) losses are improving sequentially and continue to, we think, perform very well. We think we manage this business very well.

We are very much focused on execution, focused on the revenue side, creative marketing. Focused very tightly on our expenses and very tightly on our CapEx.

Balance sheet wise we are preparing for the Verizon transaction. We had a maturity that was due in 2011, over $800 million. We never like to wait until the end and very close to refinancing to have to do so. So with David's leadership we have been out in the market twice this year in April, $600 million offering, and then again in September for another $600 million offering, open market repurchases, a tender offer, and have reduced that tower to under $300 million.

It's about $70 million of public debt and about $210 million of term loan, so we feel very comfortable of our ability to refine the 2011. 2012 is certainly quite manageable so the next big tower is 2013, and we will be dealing with that we think after the Verizon deal closes.

We have a $250 million revolver. Our philosophy is that revolver is for rainy day purposes only. It is not used for operating purposes. We have a policy we will have a minimum of $100 million of cash in the bank to be able to care for things. Leverage today is 3.9 times and you will see with the transaction we significantly delever with the Verizon transaction.

Let me sort of get into this. I am going to hit some high points on this. I think the most critical point on this slide here is the second major bold point that is on the slide -- increases our financial and operational flexibility. Those couple words are extremely important to our business.

We were looking for acquisitions where we could continue to delever. We were looking for transformational transactions that would make sense for our business, and the Verizon transaction does that. And the delevering aspect of the transaction and the lowering of the dividend that we are putting in place at closing is very important for us to improve the balance sheet strength.

The size of company we are, the competitiveness of the industry we felt it was very important to put ourselves in a position to have investment-grade statistics. Hopefully, after we deliver results for several quarters we will get the favorable rating from the rating agencies, but we think we are going put ourselves in a good position for that.

Transaction itself on the slide. We have to raise a little over $3 billion; that cash essentially goes to Verizon. The equity value -- the middle column there, three lines down on SpinCo -- the $5.247 billion is a firm number and it will be given in shares based on the 30-day average price for our stock prior to close. This slide shows you its $7.75. Here is the number of shares. Our stock price is higher than that so there is less shares to be issued.

You can see we are essentially putting less than two times debt on SpinCo. That essentially enables us on a combined basis to delever so one side you are 3.8, 3.9. You are putting on 1.8 or 1.7 and essentially delevering in the process.

This slide has using 2008 data Frontier, SpinCo, and the full amount of synergies as if they were in place in '08. You can see that it does significantly delever the business. You can see 2.6 times before synergies, 2.2 after, and you see the payout ratio declines significantly.

As I have this slide up here also want to mention that Verizon filed an 8-K yesterday. For those of you who maybe listened to our earnings call for the third quarter, we did disclose in third quarter the operating results for the SpinCo -- access line losses, data net adds, video net adds. We are not able at that time to disclose financial results. We needed Verizon's permission.

They filed an 8-K yesterday presenting third-quarter P&L statement and nine months ended P&L statement for the SpinCo properties. I encourage you to look at the 8-K. It essentially shows after you back out a pension one-time payment EBITDA margin is about 44.5% and I will state from an expectations standpoint that the financial results for the third quarter and year to date are very much in line with that what our expectations were.

Revenue was slightly down sequentially. EBITDA is just slightly down sequentially. They are in line with our expectations so we feel very good about that and are working to stay in touch with Verizon making sure they continue to do normal course and marketing in their properties around the country.

Transaction overview; hopefully many of you are familiar with this. The only items I will point out in the middle of the slide, Maggie Wilderotter, our current Chairman and CEO, will continue to be Chairman and CEO to our management team. Verizon will be able to delegate three Board members, independent Board members, to the 12-member Board. We will be reducing our dividend to $0.75 at closing.

Synergies; this has both a revenue upside and a cost savings aspect to this transaction. The revenue upside that I will show you in a second is very significant. It's a very good opportunity for us both on access lines, improving their line losses, increasing broadband availability, and getting penetration -- video penetration, LD penetration -- really has a very good opportunity for us.

Cost savings are quite significant and will happen over a couple of years.

Required approvals; we are in the midst right now of a regulatory approval process. It's very significant. We have three approvals done -- South Carolina, Nevada, and California are done. Arizona Commission had a hearing; we are waiting for the order in the next couple of weeks.

We have five states that are in process -- West Virginia, Ohio, Illinois, Oregon, and Washington. All the hearings for those states are this month and next month. We are in the midst of understanding all their conditions.

Everything has been put on the table; some things we have expected. All the commissions and staff and interveners are putting on the table things you would expect them to do and the commissions are all doing their fiduciary responsibility as appropriate in the circumstances, so we think we will be able to get to the process. We are expecting things will be done by the end of first quarter. Closing is still estimated for Q2.

Rationale; I think hopefully all of you know about it. Really we have a set of qualitative and quantitative criteria which we think we have met with this transaction. We are very excited about it and as we have learned more and more about the properties looking at the outside plant, the central offices, spending even more time on activities we feel comfortable with our due diligence. We feel comfortable with the development of our planning.

The issues about why this transaction is different from others. The main issue is on systems and we are spending a lot of time on systems. I think it's important for you to understand that there are 14 states that we are acquiring here. Only one of those do we have to convert systems by closing, that is West Virginia. And we are spending a lot of time moving all of their systems on to our platform of systems.

We are buying more hardware. We are making some enhancements to our systems, but it's a transaction not dissimilar from ones we have done in the past. It's a little bit larger in West Virginia than Commonwealth, a little bit more complex, but one that we feel very comfortable in doing and spending a lot of time getting it done.

The other 13 states really is an issue that they are going to be set up on the same systems they are on today. Verizon essentially is taking an instance of 16 states operating on a platform and they are putting 13 states on the same platform in a different data center, if you would, running on the same version that the other three remaining states are doing.

So all of the employees, call-center people, technicians, what they are doing today they will be doing in January and in February and March even while that instance is set up on a separate data center. And then when we close there is going to be no change.

So for the employees and the customers, both retail and wholesale, what they do today they will do tomorrow, next month in the same system, same process, same screen, same ordering tickets, and the way there do their job. So the impact to customers should be minimal and that is something Verizon is going through right now to have that all done.

Snapshot just gives you an idea of the size of the business. Pro forma over $6 billion in revenue, over $3 billion in EBITDA. West Virginia, Indiana will be our two largest states and this slide sort of shows you our existing states and where the SpinCo states overlap. You can see there is only a couple of new states for us where we have not had any previous interaction with any of the regulatory commissions.

Washington and South Carolina are two of the three new states. South Carolina order is already done. North Carolina is not necessary. Washington is the only new state we are interacting with right now.

Size and scale; just to gives you a perspective where we are to others on '08 data. It is a revenue opportunity as I mentioned earlier and it also has expense synergies that are very significant. The revenue opportunities here are very significant.

This off (technical difficulty) data. The line losses for these properties are about 11.5%. We are about 6.5%. We think we can drive them to a 200 to 300 basis point improvement.

Broadband availability is 62.5%. We are going to invest in all of these properties and increase that and that will enable us to increase the broadband HSI penetration. LD penetration is based on bundling and marketing; we think we can get there. And video penetration we think we can do the same.

Very exciting transaction for us. Very focused on the customer, very focused on business as usual in our business right now through all this process of regulatory approval. We are very excited about the transaction and feel very comfortable about the position it puts us in.

So I will stop at that point and leave it open to questions. Hopefully, I have addressed some that may have been on your mind but obviously be open for others as well.

Q U E S T I O N S  A N D  A N S W E R S

Ana Goshko - Bank of America-Merrill Lynch - Analyst

Great. Thanks very much, Don. I am going to start off with a couple and then we will open it up to the audience.

On the SpinCo financials, I saw the 8-K that came out I believe yesterday and once you -- there was a charge in there for those of you who haven't had a chance to look at it, so there is a pension settlement loss I believe that really you should add back, in my believe, to look at EBITDA. The third-quarter EBITDA that is shown in that 8-K annualizes to almost $1.8 billion, so close to the $1.9 billion 2008 number that was shown at the time of the transaction.

But in terms of those financials, do you believe that that accurately represents the asset that you are purchasing? Or is there some kind of cost allocation in there that Verizon is doing that is not traveling, those costs aren't traveling with the asset or are there some costs that should be allocated that are not?

Don Shassian - Frontier Communications - EVP & CFO

The financial statements do have some cost allocations in them today the way Verizon does it. What we have done is there are costs that are specific in the field which we have identified in due diligence. We have also gotten estimated preliminary listings of employees that are coming over. It continues to change month after month as they continue to refine the business and we are able to identify what those salaries are -- the wages, the bonuses, the benefits.

We are able to determine by function how much of those people relate to the allocation of functions that are coming over and the relationship we have been able to do gives us comfort that it's pretty much in the ballpark and we feel there is a pretty good correlation for that.

Some things will change at closing. For instance, we will be paying them $94 million based on the merger agreement to manage the systems for the 13 states. That is the only significant charge that we will be paying Verizon that is not in those financials. It's sort of built into the allocation but it will look a little bit different.

So in our financials post-close it will be our employee, our non-wage costs, and will have an outsource arrangement to Verizon for managing those systems of about $94 million. We feel pretty good about those financials and representation they have given us as to how they will stand.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

And how long is that outsourcing relationship on the IT?

Don Shassian - Frontier Communications - EVP & CFO

It can go on for a number of years. It will certainly be in our best interest to get it on to our systems to get to consolidated systems as soon as possible. Our view is that we think we can get the synergies accomplished by the end of 2012. That would say that to be able to make that happen we have got to get all of those systems converted by that period of time.

We have not laid out any plans for the conversions yet. We are really focused on West Virginia and we probably won't lay out those plans or develop them until we get a hold of the property itself.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

Okay. And then, secondly, still on the topic of the SpinCo performance in the metrics that you gave during the earnings call there was sort of I would say a sequential trend to the negative both on the line loss and on the FiOS net adds and DSL net adds.  So how much insight do you have into what is going on in those properties? Are there particular geographies that are underperforming relative to expectations?

Don Shassian - Frontier Communications - EVP & CFO

Good question. First of all, I will say there was a softness increased access line losses, a decrease in net adds in data and video sequentially. The numbers that they put out at the end of the quarter, however, macro -- number of lines, number of high-speed customers, number of TV customers -- didn't meet where we thought they were going to be.

And actually because they performed a little bit better in the first quarter than we anticipated. Notwithstanding that, yes, you are right. There was a sequential, a little bit of softness.

As we have looked at it they are continuing to do their marketing programs. There are certain markets though where competitors have been taking advantage of the situation saying that Verizon is leaving and therefore come back to whoever we are, the cable company.

It's difficult for Verizon to do an advertising campaign to talk for us and likewise we can't go into the marketplace and advertise because we don't have regulatory approvals yet. And that is sort of punching a regulator in the chest which you don't want to do. You don't want to be presumptuous you are going to get an approval, so we are silent in many of these markets.
So there is some competitive forays that are going on in some of these markets, specifically in Oregon and Washington. The best that we have been able to tell Verizon is continuing to put the marketing activities in place and doing things they can do but they are not being extra aggressive as they would be doing otherwise. So I think the softness is coming from some competitive forays.

Also, the state of Indiana will tell you that Verizon's numbers for video penetration in the state of Indiana for FiOS is very, very, very good. I think it's reaching potentially a saturation point. So I think a combination of those two is where the softness is coming from a little bit sequentially.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

And then I will ask one more before I open it up. On the regulatory front you expressed some confidence that things are moving, but from our perspective we see headlines and filings. There is a lot of objections at least in the public domain so the consumer advocates aren't happy, the Attorney Generals aren't happy, the unions aren't happy.

What is really the situation behind the scenes? What are the asks and what is the nature or of the kind of momentum on the negotiations that gives you confidence that you are going to get the approvals required?

Don Shassian - Frontier Communications - EVP & CFO

This process -- every state has their own process and many interveners use the court of public opinion to extract and use levers to extract concessions. That is what happens in these processes.

So if you do research on us you will see that there are a number of organizations that have got some negative activities, comments out there about the transaction. And if you peel them back they are usually not saying what they want, but they are asking for something essentially. You really can't do too much in the court of public opinion to fight against it.

The activities coming -- being pushed are quite normal. I think every one of the commission staff that we are interacting with are doing their job, which is making sure they meet the rules and obligations and the fiduciary responsibility for that state. And it just follows the normal course.

The type of activities that they have put on the table are obviously concerned about the service. What are the service standards that are in place for both retail and wholesale, are we going to honor those? What are the penalties for those? Some people talk about local rate increases, wanting to say you can't do certain local rate increases.

Some folks will talk about high speed being available as a stand-alone product that can be available. Some may want to talk about broadband availability although it's not a state jurisdictional issue. It's a federal jurisdictional issue so they may want to talk about.

There has been some talk about some of the systems issues as a result of the FairPoint transaction and so we talk about how to give people comfort about how Verizon is replicating the systems, how we have comfort they are going to be done. It's those types of items that they are putting topics on the table that we are working through.

All of which we just have to wait till all the issues are on the table and you have to make sure all the conditions that people want you to know about and to the extent you can get a resolution before the hearings then you try to drive to resolution if all the parties want to do so. If not, you go to the hearings and you get everything on the record and you leave it to the commission or the administrative law judge to take it through the process.

But every one of the commissions I think has been approaching this reasonably. The issues and activities they are putting on the table are things that we sort of anticipated, many of which we don't agree with but we are working through it.

I think one of the key messages I will leave for this audience is a key aspect for us, and David as our Treasurer, is operational and financial flexibility. So making sure that there is no restrictions on our ability to move cash between subsidiaries from sub up is very, very important to us in keeping that flexible.

You may have seen there has been some people talking about sort of activity and we are trying to focus -- very, very focused on making sure that there are no restrictions. And if there are any restrictions, the metrics for such are so outlandish and so high it really is not going to have a significant impact. But it's something that we do have to work through.

And the process is just fluid. Months of December and January are the big months for us on regulatory. All the five open states have hearings this month and next month and it is very warm, very hot. We are getting into a lot of the issues which is the important time to get this closed. But we have to -- we feel very comparable we are going to get there.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

I just will ask for one more because it's important and it's tied to the regulatory.

So you have said many times that you would like to and plan to try to pre-fund at least part of the financing of the debt financing and there is a little over $3 billion, I believe, that needs to be raised to close the transaction. Do you believe you need to wait until you get all of the states regulatory approvals before you do this transaction?

Just to clarify, per your prior comments on earnings calls the plan is to raise the money at SpinCo, correct? And then the funds would be put into some kind of escrow until the actual close of the transaction?

Don Shassian - Frontier Communications - EVP & CFO

Yes, that has been our thought process is to raise them, put them in escrow, the interest available to the bondholders. If for some very, very, very, very, very remote chance this transaction didn't close the cash would go back to the bondholders. We would like to pre-fund. We do want to get it in advance and we would like to be able to demonstrate to all of our stakeholders we can raise the funds since we don't have commitment letters on the transaction.

So the question do all regulatory approvals have to be done, no. We don't think that is the case. We certainly have to work with Verizon and get their input on this, but I do think for anybody who is going to invest we need to make sure that there is a clear line of sight as to what the regulatory conditions are going to be.

So we feel comfortable we are going to get there and that conditions are not ones that bondholders are going to be overly concerned about. We will want to go forward, but we do have to work with Verizon also to make sure they are comfortable with it.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

Okay. I am going to open it up to the audience.

Unidentified Audience Member

Good morning. What are your pro forma pension liabilities look like post Verizon?

Don Shassian - Frontier Communications - EVP & CFO

I will pass to David on the number, but the macros say that we get a fully-funded pension plan on PBO basis, projected benefit obligation basis, as of the day of closing. And the assets are liquid assets, there is no alternative investment. So for all active employees only whatever the PBO is for those active employees at closing we get a fully-funded pension plan.

The total dollar amount of liability, David, do you recall?

David Whitehouse - Frontier Communications - SVP & Treasurer

It's still being calculated but it's in the zip code of $5 billion I would say.

Don Shassian - Frontier Communications - EVP & CFO

But being fully funded there is no incremental significant cash contributions there in the near term as a result of a fully funded plan.

David Whitehouse - Frontier Communications - SVP & Treasurer

And as it relates to our legacy Frontier plan we don't expect to make any cash contributions until 2011 at this point. On a pro forma basis that could change because as you merge the plans together it may alter the funding necessary to our existing plan.

But that all will be evaluated as we get -- we are just getting a lot of the census data related to the employees coming over for our actuarial firm to do that analysis.

Don Shassian - Frontier Communications - EVP & CFO

Does that help?

Unidentified Audience Member

I was wondering if you could just kind of follow up a little bit on the SpinCo properties kind of in two things. If you could give us an update on Rochester and what your cable competition is doing there, any change? And in the SpinCo properties are there any material locations like Rochester in there and who would be your competitors in those markets?

Don Shassian - Frontier Communications - EVP & CFO

The second part of the question Comcast we have an overlap in the SpinCo properties. About a third of the properties are Comcast properties so that is really the primary. Our business as usual one-third of our properties are Time Warner.

Rochester is Time Warner. The competition there has been pretty consistent on a retail basis. It's not irrational pricing. They continue to hit us with a promotion and we swing back and hit them with a promotion, and we continue to differentiate ourselves based on the service side.

The one thing that has changed the cable companies for a number of quarters now have been talking about getting into the small business segment. We have not been seeing that at all. We did see that last quarter.

We saw the Time Warner and Comcast were putting more feet on the street and started to go after the small business segment. I wouldn't say they have been extremely successful but we are definitely seeing them more and I am hearing about them more.

So that is the one major change that I think that I would say that I have seen in Rochester. Not too many other markets to date, but I think we will continue to see that as they continue to want to increase that market share there.

Unidentified Audience Member

Could you talk about universal service funds and your expectations for how it might change?

Don Shassian - Frontier Communications - EVP & CFO

This is going to be a very fluid process. We don't think we are going to see something from the FCC until 2010 obviously. It will be a notice of proposed rule making, whether the implementation is 2011 or 2012 we will see how that plays.

I think that the USF and intercarrier comp will be combined. I think phantom traffic will be a part of that mix and that you may see a proposal that is going to lower intrastate rates to a lower level. I think you are going to see an alternative recovery mechanism that is going to enable that phase-in of reduced access charges to be offset by another increase.

I think you are going to probably see all VoIP traffic having to pay access charges; they don't pay it today. I think you are going to have phantom traffic have very strict rules that anybody who is going to transfer traffic is going to get billed.

And I think you are going to see potential USF altered as you hear the discussion I think the administration is very focused on broadband deployment. USF may take a different twist where those funds are available based on broadband being deployed, which can make some economic sense in this country.

The RLECS have done a very good job of deploying broadband in this country; some of the larger players in this industry have not gotten there. As the administration wants to get broadband more universally deployed there may need to be some sort of funding mechanism for some of the larger players specifically to make that happen.

But I think that is all going to be bundled together and I think every one of those pieces is going to have to play a part because some of those pools are going to need to increase to enable funding. And I think VoIP traffic, paying for VoIP traffic is going to be important and phantom traffic contributing as well is going to be very important. I think that is where it's going to play in.

Ana Goshko - Bank of America-Merrill Lynch - Analyst

We are out of time. Don and David and Greg, thank you very much for being with us today.

Don Shassian - Frontier Communications - EVP & CFO

Thank you.

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.